UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated February 14, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-________

Enclosures: Rhodia announces 2006 net sales.

PRESS RELEASE

RHODIA: 2006 NET SALES

Paris, February 14, 2007 ----- Rhodia announced today its full year 2006 Net Sales* of €4,810 million, an increase of 6.4% compared to 2005.

Net Sales for the fourth quarter 2006 totaled €1,217 million up 2.7% from €1,185 million in the fourth quarter 2005. At constant scope and foreign currency conversion, fourth quarter Net Sales increased 7.8% driven by 2.8% volume growth, 6.8% price increases and a negative 1.8% foreign currency transaction effect.

Rhodia will publish its full year 2006 results on March 7, 2007.

Net Sales* (€ million)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		Total
Enterprises	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
Polyamide Acetow Novecare Silcea Eco services Organics Energy Services Corporate & Others (including inter company sales)	419 92 228 93 48 229 0 - 13	464 109 246 103 56 232 0 - 7	441 105 239 104 55 225 0 - 8	478 113 239 103 60 229 0 - 11	406 104 226 100 55 204 0 - 16	479 108 229 98 59 213 1 - 8	444 109 242 96 51 254 0 - 11	501 117 222 108 55 201 24** - 11	1,710 410 935 393 209 912 0 - 48	1,922 447 936 412 230 875 25 - 37
Total	1,096	1,203	1,161	1,211	1,079	1,179	1,185	1,217	4,521	4,810
(*) excluding other revenues (**) Rhodia Energy Services Q4 sales include the first sale of Certified Emissions Reductions (CER) which were received in December 2006.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €4.8 billion in 2006 and employs nearly 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04
Investor Relations
James Palmer	+33 (0)1 53 56 64 89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2006	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer